SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Marina Biotech, Inc.
(Name of Issuer)

Common Stock, $0.006 par value
(Title of Class of Securities)

56804Q201
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804Q201	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Warrants to purchase 49,542 shares of Common Stock (see Item 4) Warrants to purchase 740,000 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Warrants to purchase 49,542 shares of Common Stock (see Item 4) Warrants to purchase 740,000 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 49,542 shares of Common Stock (see Item 4) Warrants to purchase 740,000 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (see Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 56804Q201	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Warrants to purchase 49,542 shares of Common Stock (see Item 4) Warrants to purchase 740,000 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Warrants to purchase 49,542 shares of Common Stock (see Item 4) Warrants to purchase 740,000 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 49,542 shares of Common Stock (see Item 4) Warrants to purchase 740,000 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (see Item 4)*
12	TYPE OF REPORTING PERSON IN
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 56804Q201	13G/A	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Warrants to purchase 49,542 shares of Common Stock (see Item 4) Warrants to purchase 740,000 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Warrants to purchase 49,542 shares of Common Stock (see Item 4) Warrants to purchase 740,000 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 49,542 shares of Common Stock (see Item 4) Warrants to purchase 740,000 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (see Item 4)*
12	TYPE OF REPORTING PERSON IN
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 56804Q201	13G/A	Page 5 of 6 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on February 11, 2011 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.006 (the "Common Stock"), of Marina Biotech, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(b), 2(e), 4 and 5 in their entirety as set forth below.

Item 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is :
1 Rockefeller Plaza, Suite 1205 New York, NY 10020

Item 2(e)	CUSIP Number

56804Q201

Item 4.	OWNERSHIP.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentage set forth in Row (11) of the cover page for each Reporting Person is based on 10,438,912 shares of Common Stock issued and outstanding as of December 31, 2011, as disclosed in the Company's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on January 12, 2012 and assumes the exercise of the reported warrants (the “Reported Warrants”) subject to the Blocker (as defined below).

Pursuant to the terms of certain Reported Warrants, the Reporting Persons cannot exercise any of such Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blocker").  The percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of the Reported Warrants due to the Blocker.

Therefore, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own 4.99% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by the Empery Funds.  Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Empery Funds.  Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 56804Q201	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 25, 2012

EMPERY ASSET MANAGEMENT, LP

By:	EMPERY AM GP, LLC, its General Partner
/s/ Ryan M. Lane
RYAN M. LANE
By:	/s/ Ryan M. Lane
Name:	Ryan M. Lane
Title:	Managing Member

/s/ Martin D. Hoe
MARTIN D. HOE